Primary Business Name: LIQUIDNET, INC. **BD Number: 103987**

BD - AMENDMENT

~~01/16/2024~~11/04/2025

BD - INDIRECT OWNERS

Ownership Codes:	**C - 25% but less than 50%**	**E - 75% or more**
	D - 50% but less than 75%	**F - Other General Partners**

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD# (or SSN, IRS Tax #, Emp. ID)
TPICAP AMERICAS HOLDINGS INC.	DE	~~LIQUIDNET HOLDINGS, INC.~~ICAP Global Broking Inc.	SHAREHOLDER	~~01~~03/~~2024~~2018	E	y	N	51-0631562
TP ICAP GROUP PLC	FE	TPICAP HOLDINGS LIMITED	SHAREHOLDER	03/2021	E	y	N	FOREIGN
TPICAP HOLDINGS LIMITED	FE	TP ICAP AMERICAS HOLDINGS INC.	SHAREHOLDER	03/2021	E	y	N	FOREIGN